M O R S E,  Z E L N I C K ,  R O S E  &  L A N D E R
A  L I M I T E D  L I A B I L I T Y  P A R T N E R S H I P

405 PARK AVENUE

NEW YORK, NEW YORK 10022-4405

212-838-1177

FAX – 212-838-9190

September 12, 2012

WRITER’S DIRECT LINE

(212) 838-8040

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Attn:	Jay Ingram, Legal Branch Chief
Jessica Dickerson, Staff Attorney
Jenn Do, Staff Accountant

Dear Sir and Mesdames:

Re: Methes Energies International Ltd.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 30, 2012
File No. 333-182302

          On behalf of Methes Energies International Ltd. (the “Company”), this letter responds to the Staff’s comment letter dated September 7, 2012 regarding the Company’s Registration Statement on Form S-1. Our responses are keyed to the number of each comment in your letter. For the convenience of the Staff’s review, we have set forth the comment contained in the letter above each respective response.

Liquidity and Capital Resources, page 30

          1. We note your response and revision to comment five of our letter dated August 27, 2012. You state that your current operating cash requirement is approximately $213,000 per month, but once the Sombra facility commences full-scale production, you expect to generate positive cash flow from operations. We note that even should Sombra generate positive operating cash flows, you will still apparently require cash in order to do so. Therefore, as previously requested, please revise to quantify your anticipated operating cash requirements once the Sombra facility commences full-scale production, and address the difference, if material, to the $213,000 per month that is your current operating cash requirement.

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Attn:	Jay Ingram, Legal Branch Chief
Jessica Dickerson, Staff Attorney
Jenn Do, Staff Accountant

          Supplementally, please be advised that our current cash flow requirement of approximate $213,000 per month includes our monthly fixed and semi-fixed expenses consisting of:

Insurance
Property taxes
Professional fees
office expense
Payroll (including the work force at Sombra)
shop expenses

          When the Sombra facility commences full-scale production, we do not expect our monthly fixed and semi-fixed expenses to increase or decrease as we currently have enough operational staff to operate the Sombra plant at full capacity. Typically, the terms for feedstock purchase are net 5 to 15 days. We turn our feedstock inventory into biodiesel in 5 days and are paid for our biodiesel prior to shipment. Thus, we expect to receive payment for our biodiesel before we need to pay for the feedstock required to produce that biodiesel. Hence, our cash flow requirements will be less than the $213,000 monthly burn shown in the Prospectus. Our estimated cash flow for the first 45 days after the commencement of operations at Sombra is as follows:

45 Day Estimated Cash Flow

Sales (gallons)	1,660,515

(USD )

Sales	$7,472,318
Incentive	$560,000
Raw Materials	$(7,202,485)
Fixed and semi-fixed expenses	$(319,500)

Net Cash or Surplus	$510,333

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Attn:	Jay Ingram, Legal Branch Chief
Jessica Dickerson, Staff Attorney
Jenn Do, Staff Accountant

Underwriting, page 65

Representative’s Warrant, page 66

          2. Refer to comment seven of our letter dated August 27, 2012. Please confirm your understanding of the position set forth in Question 139.05 of the Securities Act Sections Compliance and Disclosure Interpretations statements and related matters.

          We hereby confirm our understanding of the SEC’s position set forth in Question 139.05 of the Securities Act Sections Compliance and Disclosure Interpretations statements and related matters.

          Please advise if the above responses resolve the staff’s concerns and whether Methes can now request acceleration.

Very truly yours,

/s/ Stephen A. Zelnick

Stephen A. Zelnick

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